FWP Shareholder Letter and DRIP/SPP FAQ
Filed Pursuant to Rule 433
Registration Statement No.: 333-214840

HILLS BANCORPORATION

November 13, 2018

Dear Shareholder,

Re:     Hills Bancorporation
Dividend Reinvestment and Stock Purchase Plan

Hills Bancorporation (the “Company”) is pleased to offer you the opportunity to participate in its Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan is unchanged from last year. Hills Bank and Trust Company will continue in its role as Plan administrator.

The Plan offers a simple, cost effective way of purchasing additional shares of the Company’s Common Stock through reinvestment of cash dividends and, at your discretion, optional annual cash purchases.

We encourage you to carefully review the prospectus that’s provided herewith (for new shareholders only) for complete details. Please note a few of the following features from the Plan:

•	As a registered shareholder, you will have the ability to reinvest all or a portion of the Company’s cash dividends paid on shares you hold;

•	Optional cash purchases are available to Plan participants via debits from your Hills Bank checking or savings account or by submitting a check;

•	You will incur no service charges or brokerage fees when purchasing shares through the Plan.

Participation in the program is voluntary, and you may elect to enroll or cancel your participation in the Plan at any time. The prospectus explains the Plan’s terms, conditions, fees and other features in a question and answer format. The attached FAQ also provides some additional quick-reference information for your convenience.

To participate in the Plan, you can complete and return the enclosed Enrollment Form in the envelope provided.

We appreciate your continued support of Hills Bancorporation. If you have any questions, or need more information, please contact us at (833) 607-1367 for assistance.

Sincerely,

/s/ Dwight O. Seegmiller

Dwight O. Seegmiller
President and CEO

Frequently Asked Questions

KEY 2019 ENROLLMENT DATES AND INFORMATION:

Due date for 2019 election:    December 19, 2018
Current Stock Price:        $61.00
2019 Dividend Payment Date:    January 11, 2019
2019 Dividend Amount:        To be announced January 2019. 2018 dividend was $0.75 per share.

Plan Prospectus:

Hills Bancorporation has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the prospectus, and the other documents Hills Bancorporation has filed with the SEC for more complete information about the Company and the Plan. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Hills Bancorporation will arrange to send you the prospectus if you request it by calling the Company at (833) 607-1367. In addition, the prospectus is available on the bank’s website under Investor Relations / Dividend Reinvestment and Stock Purchase Plan. If you are a new shareholder since October 31, 2017, a copy of the prospectus is included in your November 2018 mailing. For all other shareholders, the prospectus has not changed from last year’s mailing.

PLEASE MAIL YOUR COMPLETED ENROLLMENT FORM TO:

Hills Bank and Trust Company, Plan Administrator
PO Box 160
Hills, IA 52235
Attn: Hills Bancorporation Dividend Reinvestment Plan.

A self-addressed, postage-paid envelope is included for your convenience.

Please call (833) 607-1367 if you have any questions.

Additional Information:

•	Late forms will not be processed.

•
Payments (checks, direct withdrawals from accounts) will not be processed in connection with the 2019 dividend before December 7, 2018. Payments will be processed as soon as practical on or after December 7th. No interest will be paid on funds held by the Administrator pending investment in Company shares.

•	Shares will be purchased for the benefit of Plan participants concurrently with the payment of January dividend.

•	Statements will be mailed after the issuance of shares to participant accounts. Participants should receive a statement by February 15, 2019.

ALL FORMS MUST BE RECEIVED BY THE PLAN ADMINISTRATOR BY 4:00 P.M. ON DECEMBER 19, 2018 IN ORDER TO BE ENROLLED IN TIME TO PARTICIPATE ALONG WITH THE 2019 DIVIDEND.